virax biolabs

P.O. BOX 8016, CARY, NC 27512-9903

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Virax Biolabs Group Limited

Extraordinary General Meeting of Shareholders

For Shareholders of record as of July 27, 2026

Friday, August 14, 2026 2:00 PM, Local Time

BioCity Glasgow, Bo'Ness Road, Newhouse, Lanarkshire, ML1 5UH

YOUR VOTE IS IMPORTANT!
PLEASE VOTE BY: 2:00 PM, Local Time, August 14, 2026.

Internet:
www.proxypush.com/VRAX

- Cast your vote online
- **Have your Proxy Card ready**
- Follow the simple instructions to record your vote

Phone:
1-866-519-3939

- Use any touch-tone telephone
- **Have your Proxy Card ready**
- Follow the simple recorded instructions

Mail:

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

This proxy is being solicited on behalf of the Board of Directors

The undersigned hereby appoints (the "Named Proxies"), and each or either of them, as the true and lawful proxies of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the ordinary shares of par value **US$0.025** each (the **"shares"**) of Virax Biolabs Group Limited which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful proxies to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment thereof.

You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors' recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

virax biolabs

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS TO VOTE:
FOR ON PROPOSAL(S) 1, 2, and 3

	PROPOSAL	YOUR VOTE FOR	AGAINST	ABSTAIN	BOARD OF DIRECTORS RECOMMENDS
1.	RESOLVED as an ordinary resolution that, with immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 2,000,000 ordinary shares of US$0.025 par value each to US$12,500,000 divided into 500,000,000 ordinary shares of US$0.025 par value each, by the creation of 498,000,000 ordinary shares of US$0.025 par value each (the "Share Capital Increase");	☐	☐	☐	**FOR**
2.	RESOLVED as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt the fifth amended and restated memorandum and articles of association in the form attached hereto as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement delivered to shareholders, in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Capital Increase (the "Charter Amendment" and such proposal, the "Charter Amendment Proposal");	☐	☐	☐	**FOR**
3.	RESOLVED as an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the "Adjournment Proposal").	☐	☐	☐	**FOR**

☐ **Check here if you would like to attend the meeting in person.**

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) Date

Signature (if held jointly) Date